February 9, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Global Pharma Labs Inc.

Form 1-A/A

Filed January 26, 2017

File No. 024-10653

To the men and women of the SEC:

Acceleration Request:

We, Global Pharma Labs, Inc., (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above captioned Registration Statement qualified pursuant to rule 252(e) at the requested date of February 13, 2017 at 4 PM Eastern Standard Time or as soon as practicable thereafter.

Statement by the Company: FINRA has not been required to clear any arrangements.

In connection with this request, the Company acknowledges that:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 9, 2017

/s/ Sylvester L. Crawford

Sylvester L. Crawford

President & CEO